Exhibit 99.60

Sandspring Resources Ltd. announces infill drill results from its Toroparu Gold-
Copper Deposit that includes 121.5 m of 1.44 g/t gold and 0.28 % copper in TPD 182

July 7, 2011 -- SANDSPRING RESOURCES LTD. (SSP: TSX-V) ("Sandspring" or the "Company") is pleased to announce further encouraging gold and copper assay results (summarized in Table 1) from a recently completed infill-drilling program at the Toroparu Gold-Copper Deposit in the Republic of Guyana, South America.

Infill drill results, comprising an additional 2,590m of drilling from drill holes TPD171, 173, 176, 178, and 182, continue to confirm the Toroparu Gold-Copper project and provide evidence to extend the resource.  Based on these results, the original infill drill program has been reviewed and extended in areas where additional resources are expected laterally and to depth.  A total of 22,162 meters of results have now been reported from completion of recommended infill- drilling.

The Company maintains a flexible, results-driven infill and additional resource drill program within the Toroparu Gold-Copper Deposit zone.  Sandspring’s objective is to enlarge and optimize the existing resource and continue preparation of a Definitive Feasibility Study.

The infill drill program was designed to better define the geological controls, optimize grade and improve classification of the Inferred Resource contained in the Potentially Mineable Portion of the Toroparu resource as disclosed in the independent 43-101 compliant Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Technical Report No. 208, signed by P&E Mining Consultants Inc. on May 5, 2011.

The reported results include step-out drilling to the south and south-east in drill holes TPD172, 174, 175, 177, 179, 180, 181, and 183 of the Toroparu Gold-Copper Deposit.  These provide significant indications of extensions to known gold mineralization, justifying the continuation of the Company’s exploration drilling program with the objective of finding eventual satellite deposits.  The infill drill program is part of a larger exploration drilling program that is testing targets within the 6 km long, west-northwesterly trending structural corridor hosting the primary mineralization.

Company management has elected to bring in a reverse circulation (RC) drill to expedite the exploration drilling program and test geochemical anomalies identified through a regional sampling and mapping program, which is ongoing across the Company's larger Upper Puruni Concession.

A total of 91,878 meters of diamond core drill results have now been reported from the Toroparu Gold-Copper Deposit area.

Table 1: Summary of Gold/Copper intercepts, holes TPD171-183

Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)
TPD171	187.50	192.00	4.50	0.96	0.18
	285.00	292.50	7.50	1.11	0.05
	330.00	336.00	6.00	1.13	0.14
	492.00	495.00	3.00	2.21	0.07

TPD174	84.00	85.50	1.50	1.37	0.03
	217.50	222.00	4.50	1.08	0.11
	294.00	298.50	4.50	1.06	0.06

TPD175	39.00	40.50	1.50	16.00*	0.08
	130.50	132.00	1.50	3.51	0.20
	198.00	199.50	1.50	4.60	0.06

TPD178	393.00	400.50	7.50	1.34	0.03
	423.00	493.50	70.50	1.31	0.08

TPD180	126.00	132.00	6.00	2.56	0.09
	142.50	144.00	1.50	5.81	0.08

TPD182	181.50	303.00	121.50	1.44	0.28
	343.50	373.50	30.00	0.85	0.08
	381.00	450.00	69.00	1.57	0.08
Incl	438.00	439.50	1.50	15.00*	0.05
and	448.50	450.00	1.50	15.30*	0.01
* High gold assay intervals are top-cut to 12.0g/t consistent with NI-43-101 geostatistical resource models.
*All intervals are reported as down-hole lengths and additional information is required to determine true widths.

Please click here to see a detailed composite table.

Figure 1: Drill Hole locations - TPD 171-183 and Potentially Mineable Portion of the Resource Contours

Figure 2: Vertical Section 1850NW

Figure 3: Vertical Section 2325 NW

Analytical testing and reporting of quantitative assays for the results reported in this press release was performed independently by Acme Analytical Laboratories Ltd. ("AcmeLabs").

AcmeLabs is an ISO9001: 2008 accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Abraham Drost, P. Geo., President of Sandspring states... "in addition to pre-feasibility infill drilling and optimization of Measured and Indicated resources within the main Toroparu Gold-Copper Deposit asset, the exploration team has identified exciting new potential deposit extension within close proximity.  These have the potential to augment Sandspring's mine plan very positively.  Our understanding of the footprint of the main deposit area is also being applied in the search for other deposits on the Upper Puruni Property."

Mr. Brian Ray, P.Geo. Senior Resource Geologist with Sandspring and a Qualified Person under NI 43-101, has reviewed and approved the technical content of this press release.

Additional information on Sandspring can be viewed on SEDAR under the Corporat ion's profile at  www.sedar.com or on Sandspring's website at  www.sandspringresources.com.

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are  based  on  the  current  opinions  and  expectations  of  management.  All  forward-looking  information  is  inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company's successful advancement of the Toroparu Gold- Copper Deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company's landholdings, among other risks as described in more detail in our recent securities filings available at  www.sedar.com. Actual events or results may differ materially from those projected in the  forward- looking statements and we caution against placing undue reliance thereon. Sandspring  Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Table 2: Weighted Average Composite Grade Intervals, Holes TPD171-183
Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment

TPD171	187.50	192.00	4.50	0.96	0.18	Stepout
	261.00	262.50	1.50	2.30	0.06
	285.00	292.50	7.50	1.11	0.05
	300.00	301.50	1.50	1.03	0.05
	321.00	322.50	1.50	0.66	0.11
	330.00	336.00	6.00	1.13	0.14
	357.00	360.00	3.00	0.87	0.23
	391.50	393.00	1.50	0.58	0.09
	432.00	433.50	1.50	0.51	0.08
	444.00	448.50	4.50	0.54	0.02
	492.00	495.00	3.00	2.21	0.07
	496.50	498.00	1.50	1.52	0.07

TPD172	17.50	20.50	3.00	0.62	0.01	Stepout
	61.00	62.50	1.50	0.93	0.02
	107.00	108.50	1.50	0.76	0.01

TPD173	228.00	229.50	1.50	0.68	0.01	Infill
	339.00	340.50	1.50	0.72	0.07
	349.50	354.00	4.50	0.94	0.11
	360.00	361.50	1.50	0.52	0.06
	364.50	370.5	6.00	0.64	0.06
	373.50	375.00	1.50	0.68	0.10
	385.50	387.00	1.50	0.50	0.04
	394.50	396.00	1.50	1.27	0.05

TPD174	84.00	85.50	1.50	1.37	0.03	Stepout
	156.00	157.50	1.50	0.62	0.12
	160.50	162.00	1.50	0.80	0.15
	168.00	171.00	3.00	0.74	0.17
	217.50	222.00	4.50	1.08	0.11
	237.00	238.50	1.50	0.75	0.01
	259.50	261.00	1.50	0.43	0.01
	294.00	298.50	4.50	1.06	0.06

TPD175	39.00	40.50	1.50	16.00*	0.08	Stepout
	130.50	132.00	1.50	3.51	0.20
	160.50	162.00	1.50	0.65	0.27
	198.00	199.50	1.50	4.60	0.06
	223.50	225.00	1.50	0.80	0.06

TPD176	360.00	361.50	1.50	4.61	0.01	Stepout
	366.00	367.50	1.50	0.82	0.00
	370.50	373.50	3.00	0.53	0.01
	375.00	376.50	1.50	0.60	0.00

TPD177	2.50	7.00	4.50	0.68	0.02	Stepout
	14.50	16.00	1.50	0.53	0.02
	157.50	159.00	1.50	0.53	0.01
	204.00	205.50	1.50	1.19	0.02

TPD178	124.50	126.00	1.50	3.03	0.00	Infill
	271.50	273.00	1.50	0.59	0.01
	295.50	297.00	1.50	0.82	0.19
	357.00	358.50	1.50	0.54	0.01
	387.00	388.50	1.50	0.50	0.02
	393.00	400.50	7.50	1.34	0.03
	409.50	411.00	1.50	0.68	0.01
	415.50	420.00	4.50	0.55	0.05
	423.00	493.50	70.50	1.31	0.08
	510.00	513.00	3.00	3.23	0.01
	517.50	522.00	4.50	1.45	0.02
	531.00	532.50	1.50	0.86	0.02
	544.50	546.00	1.50	0.52	0.03
	568.50	570.00	1.50	0.54	0.07

TPD179	23.50	25.00	1.50	0.52	0.00	Stepout
	84.00	85.50	1.50	3.72	0.01
	91.50	93.00	1.50	0.54	0.46

TPD180	109.50	114.00	4.50	0.67	0.06	Stepout
	126.00	132.00	6.00	2.56	0.09
	142.50	144.00	1.50	5.81	0.08
	189.00	192.00	3.00	0.50	0.07

TPD181	223.50	226.50	3.00	0.62	0.56	Stepout
	265.50	267.00	1.50	0.50	0.00

TPD182	0.00	2.50	2.50	1.10	0.06	Infill
	54.00	55.50	1.50	0.60	0.06
	82.50	84.00	1.50	0.53	0.08
	139.50	144.00	4.50	0.64	0.14
	153.00	166.50	13.50	0.68	0.26
	175.50	177.00	1.50	0.68	0.08
	181.50	303.00	121.50	1.44	0.28
	309.00	310.50	1.50	0.52	0.07
	316.50	318.00	1.50	0.62	0.09
	321.00	324.00	3.00	0.54	0.07
	333.00	337.5	4.50	0.90	0.10
	343.50	373.50	30.00	0.85	0.08
	381.00	450.00	69.00	1.57	0.08

Incl	438.00	439.50	1.50	15.00*	0.05
and	448.50	450.00	1.50	15.30*	0.01
	460.50	463.50	3.00	0.50	0.03
	471.00	474.00	3.00	0.53	0.06
	477.00	478.50	1.50	0.58	0.04
	486.00	487.50	1.50	1.44	0.01

TPD183	70.50	73.50	3.00	0.54	0.01	Stepout
	268.50	270.00	1.50	3.80	0.00
	291.00	292.50	1.50	0.51	0.09
	406.50	411.00	4.50	0.93	0.02
	432.00	435.00	3.00	0.80	0.01
	444.00	447.00	3.00	1.01	0.00
	453.00	454.50	1.50	1.07	0.02

* High gold assay Infill intervals top-cut to 12.0g/t consistent with NI-43-101 resource model